EX-12.1 STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Exhibit 12.1

Ratio Of Earnings to Fixed Charges

	Year Ended
	March 29,	March 31,	April 1,	April 2,	April 3,
(In Thousands)	2008	2007	2,006	2,005	2,004
Fixed Charges
Interest Expensed	$31,301	$2,173	$0	$96	$104
Interest Capitalized	0	0	0	0	0
Amortized Premiums	0	0	0	0	0
Amortized Discounts	0	0	0	0	0
Amortization of Fair Value of Derivative at Inception	84	7	0	0	0
Capitalized Expenses Related to Indebtedness	667	56	0	0	0
Estimate of Interest within Rental Expense	902	1,441	1,183	1,194	912
Preference Security Dividend	0	0	0	0	0
Total Fixed Charges	$32,954	$3,677	$1,183	$1,290	$1,016

Earnings
+ Pretax Income from Continuing Operations	$474,094	$431,146	$456,602	$400,544	$350,544
+ Fixed Charges	32,954	3,677	1,183	1,290	1,016
+ Amortization of Capitalized Interest	0	0	0	0	0
+ Distributed Income of Equity Investee	0	0	0	0	0
+ Pretax Losses of Equity Investee	0	0	0	0	0
- Interest Capitalized	0	0	0	0	0
- Preference Securities Dividend of Consolidated Subsidiaries	0	0	0	0	0
- Minority Interest in Pretax Income of Subsidiaries	0	0	0	0	0
Total Earnings	$507,048	$434,823	$457,785	$401,834	$351,560

Earnings to Fixed Charges Ratio	15.4	118.3	387.0	311.5	346.0